August 5, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attention:	Ajay Koduri, Attorney-Advisor
Larry Spirgel, Assistant Director
Robert Shapiro, Staff Accountant
Robert S. Littlepage, Accountant Branch Chief

Re:	YuMe, Inc.
Registration Statement on Form S-1 (File No. 333-189772)

Ladies and Gentlemen:

As representatives of the several underwriters of YuMe, Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:15 p.m., Eastern Time, on August 6, 2013, or at such later time as the Company or its counsel may request in writing or via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 26, 2013, through the date hereof:

Preliminary Prospectus dated July 26, 2013:

1,458 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Barclays Capital Inc.
As Representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Israel Halpert
Name: Israel Halpert
Title: Vice President

By:	Deutsche Bank Securities Inc.

By:	/s/ Francis M. Windels
Name: Francis M. Windels
Title: Managing Director

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh
Title: Director

[Signature page to Acceleration Request]